FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of January 5, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated January 3, 2007 regarding Pixelplus’ announcements on the disputed process patents claimed by MagnaChip

Exhibit 99.1

Pixelplus Issues Announcements on the Disputed Process Patents Claimed by MagnaChip

Press Release

SEOUL, South Korea, January 3, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced it obtained a completely positive and affirmative ruling from the Intellectual Property Tribunal of the Korea Intellectual Property Office (“KIPO”) granting the Company’s request to effectively cancel and invalidate the disputed contact hole process patent claimed by MagnaChip Semiconductor (“MagnaChip”).

The Company, however, did not obtain a positive ruling from KIPO on the cancellation and invalidation of the disputed color filter patent alleged by MagnaChip. To reverse this ruling and obtain a positive decision on the color filter patent, the Company will file an appeal with the Patent Court. Despite KIPO’s ruling on the color filter patent, the Company is pleased it received completely favorable and commendatory rulings from KIPO on three of the four patents granting the Company’s request to effectively cancel and invalidate the disputed photo diode and sensor patents in September 2006 and also the disputed contact hole process patent discussed above. These positive rulings from KIPO are consistent with Pixelplus’ expectations and also reinforce the Company’s focus and commitment to create proprietary design technologies.

Turning to the case in Seoul Central District Court (“Court”), similar to MagnaChip’s claims on the photo diode and sensor patents, which were completely and effectively withdrawn from MagnaChip’s complaint in Court in October 2006, the Company believes MagnaChip’s claims on the color filter and contact hole process patents are groundless and without merit. In moving forward, the Company remains highly confident and will continue to execute all necessary and proper actions to aggressively and vigorously oppose MagnaChip’s remaining claims in Court.

Pixelplus will issue further announcements as there are new material developments in this case.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do, 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London – Cristina Ungureanu at +44 (0)20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

January 5, 2007